APPENDIX 3Y
                                            Change of Director's Interest Notice
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                                                                    Rule 3.19A.2
                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

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NAME OF ENTITY  PROGEN INDUSTRIES LIMITED
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ABN             82 010 975 612

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We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

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NAME OF DIRECTOR     T. Justus Homburg
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DATE OF LAST NOTICE  3 April 2006

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PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

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DIRECT OR INDIRECT INTEREST                                                   Direct

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NATURE OF INDIRECT INTEREST                                                   N/A
(INCLUDING REGISTERED HOLDER)
Note: Provide details of the circumstances giving rise to the relevant.
interest
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DATE OF CHANGE                                                                5 July 2006; 6 July 2006

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NO. OF SECURITIES HELD PRIOR TO CHANGE                                        30,000 unlisted employee stock options

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CLASS                                                                         Ordinary fully paid shares.

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NUMBER ACQUIRED                                                               6,000

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NUMBER DISPOSED                                                               Nil

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VALUE/CONSIDERATION                                                           Weighted average purchase price $US2.18
Note: If consideration is non-cash, provide details and estimated valuation   per fully paid ordinary share
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NO. OF SECURITIES HELD AFTER CHANGE                                           6,000 ordinary fully paid shares
                                                                              30,000 unlisted employee stock options
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NATURE OF CHANGE                                                              6,000 on-market purchase of ordinary shares
Example: on-market trade, off-market trade, exercise of options, issue of     on NASDAQ
securities under dividend reinvestment plan, participation in buy-back
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+  See chapter 19 for defined terms.

11/3/2002                                                     Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
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PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

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DETAIL OF CONTRACT                                           N/A

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NATURE OF INTEREST                                           N/A

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NAME OF REGISTERED HOLDER                                    N/A
(IF ISSUED SECURITIES)

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DATE OF CHANGE                                               N/A

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NO. AND CLASS OF SECURITIES TO                               N/A
WHICH INTEREST RELATED PRIOR TO
CHANGE
Note: Details are only required for a contract in relation
to which the interest has changed

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INTEREST ACQUIRED                                            N/A

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INTEREST DISPOSED                                            N/A

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VALUE/CONSIDERATION                                          N/A
Note: If consideration is non-cash, provide details and an
estimated valuation

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INTEREST AFTER CHANGE                                        N/A

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+  See chapter 19 for defined terms.

Appendix 3Y Page 2                                                     11/3/2002